Exhibit 12

	Ratio of Earnings to Fixed Charges
	Year Ended December 31,
(in thousands)	2013	2012	2011	2010	2009

Pretax income from continuing operations (1)	$44,243	$37,446	$38,849	$77,520	$46,110

Fixed charges
Interest expensed	1,973	2,177	1,719	1,778	1,797
Debt issuance cost	319	67	135	113	159
Total fixed charges (2)	2,292	2,244	1,854	1,891	1,956

Noncontrolling interest in pretax income (3)	876	5,381	6,906	4,154	4,599
Capitalized interest (4)	1,973	2,171	1,713	1,796	1,790

Earnings ((1) + (2) -(3) -(4))	43,686	32,138	32,084	73,461	41,677
Fixed charges	2,292	2,244	1,854	1,891	1,956

Ratio of earnings to fixed charges	19.1	14.3	17.3	38.8	21.3